July 29, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Hemp Naturals, Inc.

Offering Statement on Form 1-A

Filed April 29, 2019

File No. 024-10990

To the men and women of the SEC:

Acceleration Request:

We, Hemp Naturals, Inc., (the “Registrant”) hereby request that the Securities and Exchange Commission take appropriate action to declare the above captioned Offering Statement qualified at the requested date of July 31, 2019 at 4 PM Eastern Standard Time.

In connection with this request, the Company acknowledges that:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 29, 2019

/s/ Levi Jacobson

Levi Jacobson

Chief Executive Officer